Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

May 3, 2020

To		To
The Israel Securities Authority	Tel Aviv Stock Exchange Ltd.	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report – Company Signs Accord for Agreed Ruling in Connection with Notice of Financial Sanction

Tel Aviv, Israel – May 3, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”), announces that further to the Company’s Immediate Report dated September 5, 2019 concerning a ruling on abuse of position and notice of a financial sanction (considering applying an additional financial sanction on the Company of NIS 8,285,810 for not responding to the demand to provide information and data and the provision of misleading data as part of a check made by the Anti-Trust Authority in respect of the ruling), and further to the description of this matter in section 2.16.8.7 of the Chapter on the Description of the Company’s Business in the Company’s 2019 Periodic Report, an Immediate Supplementary Report is hereby provided.

On May 3, 2020 the Company signed an accord concerning an agreed ruling under the Economic Competition Law, 1988 in respect of a notice of financial sanction whereby the Company will pay the Treasury NIS 4.2 million (the “Accord”). As part of the Accord, the Company admits that it did not provide full information as required in the responses to the demands for data from the Anti-Trust Authority concerning the ruling (prior to the ruling having been made), thereby violating section 46(B) of the Economic Competition Law, 1988 (the “Law”), but on the other hand the Company does not admit that at the time it responded it knew that the information provided was incorrect. As part of the Accord it is ruled that, subject to confirmation of the agreed ruling by the Anti-Trust Court and payment to the Treasury, the Anti-Trust Commissioner or the Anti-Trust Authority will not take enforcement steps against the Company or any party acting on its behalf for violation of the provisions of section 46(B) of the Law in respect of the information required in the examination that preceded the ruling and provided by the Company to the Anti-Trust Authority prior to the Company signing the Accord (the “Arrangement”).

It should be emphasized that at this stage it is a matter of signature by the Company only on the Accord, and that the Accord requires final confirmation by the Anti-Trust Commissioner (following publication of the public’s comments), and thereafter approval of the agreed order by the Anti-Trust Court. Accordingly, there can be no certainty that this Arrangement will be approved.

It is also emphasized that nothing in the Arrangement will impact on the continued proceedings concerning the ruling itself, and that it is the Company’s intention to file an appeal against the ruling in the Anti-Trust Court.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.